UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GASTAR EXPLORATION INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

36729W202

(CUSIP Number)

Monica J. Shilling

Proskauer Rose LLP

2049 Century Park East, Suite 3200

Los Angeles, California 90067

Tel: (310) 557-2900

Fax: (310) 557-2193

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36729W202

1.	Names of Reporting Persons AF V Energy I AIV B1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 44,975,995 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,975,995 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,975,995 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36729W202

1.	Names of Reporting Persons ACOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 128,438,493 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 128,438,493 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,438,493 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 128,438,493 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 128,438,493 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,438,493 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 128,438,493 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 128,438,493 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,438,493 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 128,438,493 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 128,438,493 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,438,493 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 128,438,493 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 128,438,493 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,438,493 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 128,438,493 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 128,438,493 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,438,493 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 128,438,493 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 128,438,493 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,438,493 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 128,438,493 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 128,438,493 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,438,493 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 2 to the statement on Schedule 13D amends and restates in its entirety the statement on Schedule 13D filed by the Reporting Persons on March 8, 2017, as amended by Amendment No. 1 filed by the Reporting Persons on March 23, 2017.

Item 1.                 Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”) of Gastar Exploration Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1331 Lamar Street, Suite 650, Houston, Texas 77010.

Item 2.               Identity and Background

(a) This statement is being filed jointly by (i) AF V Energy I AIV B1, L.P., (ii) ACOF Investment Management LLC (“ACOF”), (iii) Ares Management LLC, (iv) Ares Management Holdings L.P. (“Ares Management Holdings”), (v) Ares Holdco LLC (“Ares Holdco”), (vi) Ares Holdings Inc. (“Ares Holdings”), (vii) Ares Management, L.P. (“Ares Management”), (viii) Ares Management GP LLC (“Ares Management GP”), and (ix) Ares Partners Holdco LLC (“Ares Partners”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of March 8, 2017, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal office of each of the Reporting Persons and the Board Members (as defined below) is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c) The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management and investing in securities.  The manager of the Purchasers (as defined in Item 5 below) is ACOF.  The sole member of ACOF is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco.  The sole member of Ares Holdco is Ares Holdings, whose sole stockholder is Ares Management. The general partner of Ares Management is Ares Management GP, and the sole member of Ares Management GP is Ares Partners.  Ares Partners is managed by a board of managers, which is composed of Michael Arougheti, R. Kipp deVeer, David Kaplan, Antony Ressler and Bennett Rosenthal (collectively, the “Board Members”). Decisions by Ares Partners’ board of managers generally are made by a majority of the Board Members, which majority, subject to certain conditions, must include Antony Ressler. The present principal occupation of each of the Board Members is as follows: Michael Arougheti, Director and President of Ares Management GP and Co-Founder of Ares Management; R. Kipp deVeer, Director and Partner of Ares Management GP; David Kaplan, Director and Partner of Ares Management GP and Co-Founder of Ares Management; Antony Ressler, Chairman and Chief Executive Officer of Ares Management GP and Co-Founder of Ares Management; Bennett Rosenthal, Director and Partner of Ares Management GP and Co-Founder of Ares Management.

Each of the Reporting Persons (other than AF V Energy I AIV B1, L.P., with respect to the shares held directly by it), and the Board Members and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock, as defined in Rule 13d-3.

(d) During the last five years, none of the Reporting Persons or the Board Members have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the Board Members have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware.  Each of the Board Members is a citizen of the United States.

Item 3.              Source and Amount of Funds or Other Consideration

The aggregate purchase price paid by the Purchasers with respect to the Convertible Notes (as defined below) and the shares of the Issuer’s Common Stock (together with the Convertible Notes, the “Securities”) purchased from the Issuer pursuant to the Securities Purchase Agreement (as defined below) and the Second Securities Purchase Agreement (as defined below) was $250,000,000.00, consisting of a purchase price of (i) $200,000,000.00 with respect to the Convertible Notes, and (ii) $50,000,000.00 with respect to the shares of Common Stock. The purchase of the Convertible Notes and the shares of Common Stock was financed with cash on hand from contributions of partners of the Purchasers.

Item 4.               Purpose of Transaction

The Purchasers acquired the Securities and currently hold the Securities, for investment purposes. Under the terms of the Securities Purchase Agreement, the Purchasers are currently entitled to appoint two members of the Issuer’s board of directors (the “Board”).  The Purchasers have nominated Nathan W. Walton and Ronald D. Scott to serve as directors on the Board.  Each of Mr. Walton and Mr. Scott were appointed to the Board on May 2, 2017.

Because the Purchasers have designated two directors to the Issuer’s Board, the Reporting Persons may have influence over the Issuer’s corporate activities, which may relate, without limitation, to the Issuer’s capitalization and the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Additionally, the Reporting Persons review on a continuing basis their investment in the Issuer.  Based on such review, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, through open market purchases, privately negotiated agreements or otherwise, additional securities or assets of the Issuer or its subsidiaries, dispose of, or cause to be disposed, securities of the Issuer or its subsidiaries, enter into or unwind hedging or other derivative transactions with respect to securities of the Issuer or its subsidiaries, form joint ventures with the Issuer or its subsidiaries, pledge their interest in securities of the Issuer or its subsidiaries as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer, its subsidiaries or any of their respective securities or assets, in light of the Reporting Persons’ investment mandates and the general investment and trading policies of the Reporting Persons, the Issuer’s business and prospects, financial condition and operating results, general market and industry conditions or other factors.  In addition, the Reporting Persons and their representatives and advisers may communicate with the Board and management of the Issuer or its subsidiaries concerning the types of transactions disclosed in this paragraph, including but not limited to the acquisition of equity securities of, or assets from, the Issuer or its subsidiaries. In addition, the Reporting Persons may exercise any and all of their rights in a manner consistent with their direct and indirect equity interests, contractual rights and restrictions and other duties, if any.  If the Reporting Persons were to acquire additional equity of the Issuer, the Reporting Persons’ ability to influence the management, the Board or the policies of the Issuer may increase.  In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with each other, the Board and with other security holders, industry participants and other interested parties concerning the Issuer.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  While there is no guarantee that any such communications or purchases will develop or occur, if the Reporting Persons were to acquire additional equity of the Issuer, the Reporting Persons’ ability to influence the management, the Board or the policies of the Issuer may increase.

Except as set forth in this Schedule 13D, none of the Reporting Persons presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5.                Interest in Securities of the Issuer

(a)         Aggregate number and percentage of securities.

Ares Management LLC manages the following investment vehicles (the “Purchasers”) that, pursuant to the terms of the Securities Purchase Agreement and the Second Securities Purchase Agreement, and upon the Requisite Stockholder Approval (as defined below), acquired (i) an aggregate of 54,864,826 shares of Common Stock and (ii) Convertible Notes convertible into an aggregate of 73,520,757 shares of Common Stock, in the individual amounts below:

Ares Investment Vehicle	Common Stock	Convertible Note Shares
AF V Energy I AIV A1 L.P.	2,725,730	3,652,511
AF V Energy I AIV A2 L.P.	2,701,078	3,619,483
AF V Energy I AIV A3 L.P.	2,704,798	3,624,460
AF V Energy I AIV A4 L.P.	2,718,589	3,643,010
AF V Energy I AIV A5 L.P.	2,732,870	3,662,012
AF V Energy I AIV A6 L.P.	2,715,545	3,638,938
AF V Energy I AIV A7 L.P.	2,655,683	3,558,857
AF V Energy I AIV A8 L.P.	2,690,706	3,605,910
AF V Energy I AIV A9 L.P.	2,725,730	3,652,511
AF V Energy I AIV A10 L.P.	2,725,730	3,652,511
AF V Energy I AIV A11 L.P.	2,690,706	3,605,910
AF V Energy I AIV A12 L.P.	2,656,361	3,559,309
AF V Energy I AIV A13 L.P.	3,201,100	4,289,540
AF V Energy I AIV B1 L.P.	19,220,200	25,755,795
TOTAL:	54,864,826	73,520,757

The shares of Common Stock together with the shares of Common Stock issuable upon conversion of the Convertible Notes held by AF V Energy I AIV B1, L.P., represent approximately 20.4 % of the shares of Common Stock outstanding after giving effect to the conversion of such Convertible Notes.  None of the other Purchasers hold shares of Common Stock and Convertible Notes representing 5.0% or more of the outstanding shares of Common Stock after giving effect to the conversion of such Convertible Notes.  Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock reported on the cover pages to this Schedule 13D for such Reporting Person.

See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. The beneficial ownership disclosed on the cover pages of this Schedule 13D includes shares of Common Stock that may be issued upon the conversion of the Convertible Notes, and reflects 52,910 shares held by Nathan Walton, which represents shares granted to Mr. Walton in his capacity as a director of the Issuer. Pursuant to the policies of the Reporting Persons, Mr. Walton holds these securities as a nominee on behalf of, and for the sole benefit of, the Reporting Persons and has assigned to Ares Management LLC all economic, pecuniary and voting rights in respect of such securities.  The ownership percentages reported in this Schedule 13D are based on an aggregate of (i) 186,124,138 shares of Common Stock outstanding as of March 6, 2017 as reported in the Issuer’s Annual Report on Form 10-K filed on March 9, 2017, and (ii) the 25,456,521 shares of Common Stock issued pursuant to the terms of the Second Securities Purchase Agreement upon the receipt by the Issuer of the Requisite Stockholder Approval.

(b)         Power to vote and dispose. See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition. The beneficial ownership disclosed on the cover pages of this Schedule 13D includes shares of Common Stock that may be issued upon the conversion of the Convertible Notes, as described in Item 5(a) above, and reflects 52,910 shares held by Nathan Walton, which represents shares granted to Mr. Walton in his capacity as a director of the Issuer. Pursuant to the policies of the Reporting Persons, Mr. Walton holds these securities as a nominee on behalf of, and for the sole benefit of, the Reporting Persons and has assigned to Ares Management LLC all economic, pecuniary and voting rights in respect of such securities.

(c)          Transactions within the past 60 days.  Except for the information set forth herein, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d)         Certain rights of other persons.  Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e)          Date ceased to be a 5% owner. Not applicable.

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Securities Purchase Agreement

On February 16, 2017, the Purchasers entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Issuer.  Pursuant to the Securities Purchase Agreement, on March 3, 2017 (the “Closing Date”), the Purchasers acquired (i) $125,000,000.00 aggregate principal amount of the Issuer’s convertible notes due 2022 (the “Convertible Notes”), which Convertible Notes, subsequent to the receipt by the Issuer of the Requisite Stockholder Approval on May 2, 2017, are convertible at the election of the Purchasers into shares of Common Stock, or, in certain circumstances, cash in lieu of Common Stock or a combination thereof as described below and (ii) 29,408,305 shares of Common Stock for a purchase price of $50,000,000.00.  In addition, also on the Closing Date, AF V Energy I Holdings, L.P., an investment vehicle managed by Ares Management LLC, entered into a $250 million first-lien secured term loan (the “Term Loan”) with the Issuer.  The Term Loan is secured by a first-priority lien on substantially all of the assets of the Issuer and includes covenants restricting the Issuer’s ability to sell assets, incur debt, grant liens, pay dividends, engage in transactions with affiliates and other customary covenants of a credit facility of its type (subject to certain exceptions).

The Convertible Notes bear interest at 6.0% per annum.  Upon receipt of approval by the Issuer’s stockholders at a special meeting of the Issuer’s stockholders held on May 2, 2017, (the “Requisite Shareholder Approval”), the Convertible Notes are convertible at the option of the Purchasers into shares of Common Stock based on an initial conversion rate of 452.4355 shares of Common Stock per $1,000 principal amount of the Convertible Notes, subject to certain adjustments and the issuance of additional “make-whole” shares under circumstances specified in the indenture governing the Convertible Notes (the “Indenture”).  Subject to certain limitations, the Issuer will have the right to settle its conversion obligations on the Convertible Notes in Common Stock, or in cash or a combination thereof.  Upon receiving the Requisite Shareholder Approval, the Issuer has the right to redeem the Convertible Notes (i) on or after the second anniversary of the Closing Date if the Common Stock trades above 150% of the conversion price for periods specified in the Indenture; and (ii) on or after March 1, 2021 without regard to such condition, in each case at par plus accrued interest. The Convertible Notes will mature on March 1, 2022, unless earlier repurchased, redeemed or converted in accordance with the terms of the Indenture prior to such date.  The interest rate on the Convertible Notes will be subject to an increase in certain circumstances if the Issuer fails to comply with certain obligations under the Registration Rights Agreement (as defined below), or in the case of certain issuances of Common Stock at below the initial reference price of $1.7002 per share.

If the Issuer’s stockholders had not approved the conversion of the Convertible Notes into Common Stock within four months of the Closing Date, the Convertible Notes would not have been convertible and the interest rate on the Convertible Notes would have increased in increments to 15% per annum, and the Convertible Notes would not have been redeemable by the Company prior to maturity except upon payment of a “make-whole” redemption premium.

The Convertible Notes are secured by a second-priority lien on substantially all of the assets of the Issuer and include covenants restricting the Issuer’s ability to, among other things, incur debt, grant liens, pay dividends, engage in transactions with affiliates and other customary covenants of high yield debt securities.

On March 2, 2017, the Purchasers entered into Amendment No. 1 to the Securities Purchase Agreement (the “Amendment”) with the Issuer, amending the director nomination rights of the Purchasers pursuant to the Securities Purchase Agreement.

Pursuant to the Securities Purchase Agreement, as amended by the Amendment, and so long as the Purchasers Beneficially Own (as defined in the Securities Purchase Agreement) at least 15% of the outstanding voting power of the Issuer’s Voting Stock (as defined in the Securities Purchase Agreement), the Purchasers will be entitled to nominate two directors to the Board, which was expanded to eight members on May 2, 2017. If the Purchasers Beneficially Own 5% or more, but less than 15% of the outstanding voting power of the Issuer’s Voting Stock, the Purchasers will be entitled to nominate one director to the Board.  Additionally, for so long as the Purchasers beneficially own at least 10% of the outstanding Common Stock, the Purchasers will be entitled to certain preemptive rights with respect to future issuances of the Issuer’s equity securities, and for so long as the Purchasers beneficially own at least 5% of the outstanding Common Stock, the Purchasers have agreed to refrain from executing or creating, either directly or indirectly, a short sale trade or a short trading position in the Common Stock or the Convertible Notes.  With certain exceptions described in the Securities Purchase Agreement, the Purchasers are restricted from transferring the Securities until the earlier of (i) six months from the Closing and (ii) a Change in Control of the Issuer (as defined in the Securities Purchase Agreement).

Second Securities Purchase Agreement

On March 20, 2017 the Purchasers and the Issuer entered into a second securities purchase agreement (the “Second Securities Purchase Agreement”), pursuant to which on March 21, 2017, the Purchasers acquired an additional $75.0 million aggregate principal amount of the Issuer’s Convertible Notes (the “Additional Convertible Notes”).  Upon receipt by the Issuer of the Requisite Stockholder Approval on May 2, 2017, (i) $37.5 million principal amount of the Additional Convertible Notes (together with the originally issued $125.0 million principal amount of Convertible Notes) became convertible at any time at the option of the holder into shares (the “Conversion Shares”) of Common Stock, or cash or a combination of cash and Conversion Shares in accordance with the terms of the Indenture and (ii) the remaining $37.5 million principal amount of the Additional Notes was repurchased by the Issuer pursuant to a conditional mandatory repurchase obligation of the Issuer (the “Mandatory Repurchase”) under the Second Securities Purchase Agreement, in exchange for the issuance of (a) 25,456,521 newly issued shares of Common Stock (the “Repurchase Shares”), and (b) 2,000 shares of the Issuer’s Special Voting Preferred Stock, par value $0.01 per share (the “Special Voting Shares”).  Under the Mandatory Repurchase, the Purchases became entitled to one Repurchase Share for each approximately $1.47 of outstanding principal of the repurchased Additional Convertible Notes, which was based on the 10-day volume weighted average trading price of the Common Stock for the period ended March 17, 2017. The Repurchase Shares are expected to be delivered on May 5, 2017.

The principal terms of the Additional Convertible Notes are governed by the Indenture, as supplemented by a First Supplemental Indenture dated March 21, 2017 (the “First Supplemental Indenture”). Under the Indenture, as supplemented, the Additional Convertible Notes have substantially identical terms and are subject to substantially the same covenants and events of default as the originally issued $125.0 million principal amount of Convertible Notes.

As disclosed in the Issuer’s Current Report on Form 8-K filed on March 22, 2017, the Issuer filed a Certificate of Designation of Special Voting Preferred Stock of the Issuer (the “Certificate of Designation”) with the Secretary of State of the State of Delaware on March 22, 2017 with respect to the creation of a new series of 2,000 shares of the Issuer’s authorized but unissued Special Voting Shares. The issuance of the Special Voting Shares was conditioned upon the Issuer obtaining the Requisite Stockholder Approval. The Special Voting Shares are expected to be delivered to the Purchasers in accordance with the Second Securities Purchase Agreement on May 5, 2017.  The Special Voting Shares may be redeemed in whole any time after the Initial Holders (as defined in the Certificate of Designation) Beneficially Own (as defined in the Certificate of Designation) less than 5% of the Common Stock subject to the terms of the Certificate of Designation. There is no mandatory redemption of the Special Voting Shares.  Holders of the Special Voting Shares are not entitled to receive any dividends declared and paid by the Issuer.  Holders of the Special Voting Shares have no voting rights other than the right to elect two members of the Issuer’s board of directors for so long as the Initial Holders, any Subsequent Holders (as defined in the Certificate of Designation) and their respective affiliates Beneficially Own at least 15% of the outstanding Common Stock in the aggregate and the right to elect one member of the Board for so long as the Initial Holders, Subsequent Holders and their affiliates Beneficially Own at least 5% but less than 15% of the outstanding Common Stock in the aggregate. The Certificate of Designation contains certain restrictions on transfer of the Special Voting Shares.

Also on March 20, 2017, the AF V Energy Holdings, L.P. entered into Amendment No. 1 to the Term Loan (the “Term Loan Amendment”). The Term Loan Amendment permits the issuance of the Additional Convertible Notes in accordance with Second Securities Purchase Agreement.

Registration Rights Agreement

The Common Stock acquired by the Purchasers pursuant to the Securities Purchase Agreement and the shares of Common Stock that may be issued to the Purchasers upon conversion of the Convertible Notes (collectively, the “Registrable Securities”) is subject to certain registration rights under a registration rights agreement (the “Registration Rights Agreement”) entered into between the Purchasers and the Issuer on March 3, 2017.  Pursuant to the Registration Rights Agreement, the Issuer has agreed to (i) file a registration statement with the Securities and Exchange Commission (the “SEC”) covering the resale of the Registrable Securities within four months of the Closing Date, (ii) have the registration statement declared effective by the SEC within four months of the filing date of the Issuer’s 2016 Annual report on Form 10-K, (iii) maintain the effectiveness of the registration statement thereafter (with certain exceptions), and (iv) use reasonable best efforts to file and have declared effective additional registration statements to cover the resales of any Registrable Securities which are not registered for resale pursuant to a pre-existing registration statement.  The Issuer will be required to cooperate in a maximum of four underwritten offerings under the Registration Rights Agreement at the expense of the Issuer (other than underwriting discounts).

On March 21, 2017, the Purchasers and the Issuer entered into Amendment No. 1 (the “Registration Rights Agreement Amendment”) to the Registration Rights Agreement, pursuant to which the Registration Rights Agreement was amended to include the Conversion Shares issuable upon conversion of the Additional Convertible Notes and the shares of Common Stock issuable in the Mandatory Repurchase as securities that are required to be registered for resale under the Securities Act.

Lock-Up Agreements

In connection with the Securities Purchase Agreement, on March 3, 2017, the executive officers and directors of the Issuer delivered written agreements to the Purchasers (the “Lock-Up Agreements”).  Pursuant to the terms of the Lock-Up Agreements, the executive officers and directors of the Issuer have agreed not to sell or engage in other specified transactions with respect to the Issuer’s Common Stock for a period of 60 days without the prior written consent of Ares Management LLC, on behalf of the Purchasers.

The description of the Securities Purchase Agreement, the Amendment, the Registration Rights Agreement, the Lock-Up Agreement, the Indenture, the First Supplemental Indenture, the Second Securities Purchase Agreement, the Registration Rights Agreement Amendment, and the Certificate of Designation is qualified in its entirety by reference to such agreements, copies of which are filed as Exhibit 1, Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7, Exhibit 8, and Exhibit 9 hereto, respectively, and are incorporated by reference into this Item 6.

Item 7.                 Material to be Filed as Exhibits

Exhibit 1

Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of February 16, 2017 (incorporated by reference to Exhibit 10.1 to the current report on Form 8—K of the Issuer filed on February 7, 2017).

Exhibit 2

Amendment No. 1 to Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of March 3, 2017 (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K of the Issuer filed on March 7, 2017).

Exhibit 3

Registration Rights Agreement by and among the Issuer and the Purchasers, dated as of March 3, 2017 (incorporated by reference to Exhibit 4.3 to the current report on Form 8-K of the Issuer filed on March 7, 2017).

Exhibit 4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on February 7, 2017).

Exhibit 5

Indenture, dated as of March 3, 2017, among the Issuer and Wilmington Trust, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.1 to the current report on Form 8—K of the Issuer filed on February 7, 2017).

Exhibit 6

First Supplemental Indenture, dated as of March 21, 2017, among the Issuer and Wilmington Trust, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.2 to the current report on Form 8-K of the Issuer filed on March 22, 2017)

Exhibit 7

Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of March 20, 2017 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on March 22, 2017).

Exhibit 8

Amendment to Registration Rights Agreement by and among the Issuer and the Purchasers, dated as of March 21, 2017 (incorporated by reference to Exhibit 4.4 to the current report on Form 8—K of the Issuer filed on March 22, 2017).

Exhibit 9

Certificate of Designation of the Special Voting Preferred Stock of the Issuer, dated as of March 21, 2017 (incorporated by reference to Exhibit 3.1 to the current report on Form 8—K of the Issuer filed on March 22, 2017).

Exhibit 99.1	Joint Filing Agreement, dated as of March 7, 2017, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 4, 2017

AF V ENERGY I AIV B1, L.P.

By:	ACOF Investment Management LLC,
Its Manager

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ACOF INVESTMENT MANAGEMENT LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT, L.P.

By:	ARES MANAGEMENT GP LLC

Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1

Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of February 16, 2017 (incorporated by reference to Exhibit 10.1 to the current report on Form 8—K of the Issuer filed on February 7, 2017).

Exhibit 2

Amendment No. 1 to Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of March 3, 2017 (incorporated by reference to Exhibit 10.2 to the current report on Form 8—K of the Issuer filed on March 7, 2017).

Exhibit 3

Registration Rights Agreement by and among the Issuer and the Purchasers, dated as of March 3, 2017 (incorporated by reference to Exhibit 4.3 to the current report on Form 8—K of the Issuer filed on March 7, 2017).

Exhibit 4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the current report on Form 8—K of the Issuer filed on February 7, 2017).

Exhibit 5

Indenture, dated as of March 3, 2017, among the Issuer and Wilmington Trust, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.1 to the current report on Form 8—K of the Issuer filed on February 7, 2017).

Exhibit 6

First Supplemental Indenture, dated as of March 21, 2017, among the Issuer and Wilmington Trust, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.2 to the current report on Form 8-K of the Issuer filed on March 22, 2017)

Exhibit 7

Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of March 20, 2017 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on March 22, 2017).

Exhibit 8

Amendment to Registration Rights Agreement by and among the Issuer and the Purchasers, dated as of March 21, 2017 (incorporated by reference to Exhibit 4.4 to the current report on Form 8—K of the Issuer filed on March 22, 2017).

Exhibit 9

Certificate of Designation of the Special Voting Preferred Stock of the Issuer, dated as of March 21, 2017 (incorporated by reference to Exhibit 3.1 to the current report on Form 8—K of the Issuer filed on March 22, 2017).

Exhibit 99.1*	Joint Filing Agreement, dated as of March 7, 2017, by and among the Reporting Persons.

* Previously filed